[Preliminary Additional Solicitation Materials]
     [To be released as soon as practicable but not sooner than on or about
                               February 11, 1999]

The Meditrust Companies



                     [Glossy photo of healthcare property]




                            Shareholder Information
                                 Concerning the
                              Restructuring of the
                             Corporate Documents of
                            The Meditrust Companies

 [Glossy photo of La Quinta hotel]








                     [Glossy photo of healthcare property]

The Meditrust Companies are furnishing this brochure to their shareholders concurrently with the Joint Proxy Statement for the Special Meetings of their Shareholders to be held on , 1999. This brochure is not a substitute for the information presented in the Joint Proxy Statement. Shareholders are urged to read the Joint Proxy Statement, including its exhibits, in its entirety.



                               Table of Contents


                                            Page
                                            -----
Summary ..................................    1
Introduction .............................    2
The Plan .................................    2
The Record to Date .......................    3
The Corporate Document Proposals .........    4
Conclusion ...............................    8
How to Vote ..............................    9

                       Forward Looking Statements Legend


Certain matters discussed within this brochure may constitute "forward-looking statements" within the meaning of the federal securities laws. Although Meditrust Corporation ("Meditrust") and Meditrust Operating Company ("Operating Company", and together with Meditrust, "The Meditrust Companies") believe the statements are based on reasonable assumptions, they can give no assurance that their expectations will be attained. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, without limitation, general economic and real estate conditions, the conditions of the capital markets at the time of the proposed spin-off of the health-care division, the identification of satisfactory prospective buyers for the non-strategic assets which have not yet been sold and the availability of financing for such prospective buyers, the availability of equity and debt financing for The Meditrust Companies' capital investment program, interest rates, competition for hotel services and health care facilities in a given market and other risks detailed from time to time in the filings of Meditrust and Operating Company with the Securities and Exchange Commission, including the Joint Annual Report on Form 10-K/A for the year ended December 31, 1997 and other periodic filings under the Securities Exchange Act of 1934, as amended.

Summary


On ________ , _____ , 1999, Meditrust Corporation ("Meditrust") and Meditrust Operating Company ("Operating Company" and together with Meditrust, "The Meditrust Companies") will hold Special Meetings of their Shareholders to consider and vote on proposals including the following:

o The Meditrust Companies' Restated Certificates of Incorporation, as amended to date, will be amended and restated in their entirety. The existing provisions will be contained in the Amended and Restated Certificates of Incorporation (the "Amended Certificates") and a new provision calling for, among other things, the pairing of each Company's common stock with the common stock of the other Company will be added. The Amended Certificates will not contain any new so-called "anti-takeover" devices.

o The Pairing Agreement, as amended, between The Meditrust Companies will be terminated. The termination of the Pairing Agreement will not, however, terminate the paired share structure of The Meditrust Companies as the Amended Certificates pairing provisions are intended to preserve this structure.

o The termination of the Pairing Agreement will, by extension, terminate certain provisions of the By-laws of each of The Meditrust Companies which also require the pairing of certain classes of The Meditrust Companies' capital stock.

Adoption of these proposals will enable The Meditrust Companies to:

o    more efficiently engage in capital raising and formation transactions;

o efficiently respond in a timely manner to the challenges presented by recently adopted federal legislation which limits the use of the paired share structure; and

o capitalize on further opportunities to enhance shareholder value through acquisitions that are consistent with The Meditrust Companies growth strategy, which may have the ancillary benefit of mitigating the tax costs associated with the proposed spin-off.

As part of the capital raising transactions, either one of The Meditrust Companies may be permitted to issue unpaired capital stock, subject to applicable real estate investment trust ("REIT") qualification tests. As previously announced in connection with The Meditrust Companies' comprehensive restructuring plan, these proposals will also permit certain existing shareholders affiliated with Thomas M. Taylor & Co. and other entities and individuals associated with certain members of the Bass family, including Thomas
M. Taylor, the Interim Chairman of the Boards of Directors of The Meditrust Companies, to increase their ownership in Meditrust up to an aggregate of 13%, again, subject to applicable REIT qualification tests.


Your Boards of Directors unanimously recommend that you vote "FOR" both of the proposals by signing, dating and promptly returning the enclosed proxy cards in the enclosed postage-paid envelope.


The proposals and their potential effects are described in more detail in the accompanying Joint Proxy Statement. In addition, this brochure describes the comprehensive restructuring plan of The Meditrust Companies announced on November 12, 1998, the status of the plan and the role the proposals play in the overall plan, though this brochure should not be viewed as a substitute for the Joint Proxy Statement, which you are encouraged to read in its entirety.

Introduction

     On November 12, 1998, The Meditrust Companies announced that their Boards of Directors had approved a comprehensive restructuring plan (the "Plan") for their real estate portfolio. The Plan is designed to strengthen The Meditrust Companies' financial position and clarify their investment and operating strategy by focusing on the healthcare and lodging business segments, The Meditrust Companies' two most prominent business segments. The healthcare and lodging business segments are also the businesses that The Meditrust Companies and their management teams know best and from which The Meditrust Companies believe that they can best create long-term value for their shareholders.

The Plan

     The comprehensive Plan has a number of components, several of which have been successfully completed or are well on their way to successful completion. The Plan, as announced on November 12, 1998, includes the following components:

[SIDEBAR TEXT]
"This restructuring makes
strategic sense. We
believe it will focus
Meditrust on its core
competencies, provide
financial and operating
flexibility, and enhance
shareholder value."
Thomas M. Taylor,
Interim Chairman of the
Boards of Directors.
[/SIDEBAR_TEXT]

     o Separate Primary Businesses -- The Meditrust Companies intend to pursue the separation of the healthcare and lodging business segments. This separation will be accomplished through the spin-off of a new separately traded publicly listed REIT which will engage principally in the healthcare financing business. After the spin-off, which The Meditrust Companies intend to complete during the latter part of 1999, The Meditrust Companies' shareholders will continue to hold stock in The Meditrust Companies, which will be focused on the lodging business, as well as stock in a newly-created publicly traded healthcare REIT.

     o Sell Non-Strategic Assets -- The Meditrust Companies will sell over $1 billion of non-strategic assets.

     o Reduce Debt Through Asset Sales -- The Meditrust Companies will use approximately $550 million of the proceeds from the sales of non-strategic assets to reduce The Meditrust Companies' debt.

     o Settle Forward Equity Transaction -- The Meditrust Companies reached an agreement with certain affiliates of Merrill Lynch & Co. which allows them to complete the settlement of The Meditrust Companies' only forward equity investment transaction ("FEIT").

     o Continue to Operate in Paired Share Structure -- The Meditrust Companies intend to continue to utilize the paired share structure to operate the healthcare and lodging businesses through the completion of the spin-off, and to operate the lodging business immediately following the spin-off of the new healthcare REIT.

     o Reduce Capital Investments -- The Meditrust Companies will reduce capital investments to reflect current industry operating conditions.

     o Reset The Meditrust Companies' Annual Dividend -- The Meditrust Companies reset their 1999 annual dividend to $1.84 per paired common share, an amount that is sustainable and comparable to The Meditrust Companies' peer groups.

     o Record Non-Recurring Charges -- The Meditrust Companies recorded non-recurring charges of $248 million in the third quarter of 1998 and
          approximately $       million in the fourth quarter of 1998.


The Record to Date


     Although the Plan was announced approximately two months ago, The Meditrust Companies have been actively implementing its components and have successfully completed, or will soon successfully complete, a number of the component parts as discussed below.


[SIDEBAR_TEXT]
"We are delivering on our
promises ahead of our
original schedule. These
asset sales are a key step
towards settling our forward
equity obligation, reducing
near-term debt obligations
and strengthening our
balance sheet. We are
confident that Meditrust
and our shareholders will
soon realize the benefits
of our comprehensive
restructuring plan."
David F. Benson, President
[/SIDEBAR_TEXT]


     o Sale of Non-Strategic Assets -- The Meditrust Companies began actively pursuing the sale of approximately $1 billion of non-strategic assets during the fourth quarter of 1998. Since The Meditrust Companies announced the Plan, they have sold assets resulting in approximately $613 million of proceeds including the Santa Anita Racetrack and its related operations for $126 million in gross proceeds, certain art work acquired in the acquisition of the Santa Anita Companies for gross proceeds of $11 million, a fifty percent joint venture interest in the Santa Anita Fashion Park for gross proceeds of $40 million and 58 healthcare properties or healthcare investments for aggregate gross proceeds of $436 million. In addition, The Meditrust Companies have retained Goldman, Sachs & Co. to assist in the sale of the Companies' golf segment, the Cobblestone Golf Group.

     o Reduction of Debt through Asset Sales -- The Meditrust Companies have applied substantially all of the net proceeds from the above-described sales of non-strategic assets to the repayment of The Meditrust Companies' debt, including its senior credit facility, and to the settlement of the FEIT, as described below. The Meditrust Companies' stated goal is to reduce its debt by approximately $550 million. In January, the Meditrust Companies repaid $24 million of mortgages and $250 million of its credit facility, which would otherwise have been due on April 30, 1999.

     o Settlement of FEIT -- The Meditrust Companies have entered into a comprehensive agreement which provides for settlement of The Meditrust Companies' FEIT with certain affiliates of Merrill Lynch & Co. (the "Merrill Lynch Entities"). This settlement did not increase the amount of money to be paid by or on behalf of The Meditrust Companies to the Merrill Lynch Entities. The Meditrust Companies have settled a portion of their $277 million FEIT in cash and approximately $103 million remains outstanding. The Meditrust Companies intend to settle the remaining portion of the FEIT by March 31, 1999 through the sale of preferred stock.

     o Reduction of Capital Investments -- The Meditrust Companies have reduced their capital investment program over the near term, reflecting current industry and market conditions. The Meditrust Companies believe that their new strategic focus, together with the asset sales which includes the sale of the Santa Anita Racetrack and the contemplated sale of Cobblestone, will enable The Meditrust Companies to grow under a reduced level of capital investments through 1999 and have the financial flexibility to respond quickly to new opportunities.

          Healthcare: The Meditrust Companies will remain one of the leading providers of financing to the healthcare industry and will continue to seek opportunities to invest or acquire in those areas of the healthcare industry experiencing expansion and profitability. Although The Meditrust Companies' projected level of new healthcare investments for 1999 is, at $200 million, less than The Meditrust Companies' annual investments in recent years, The Meditrust Companies believe that this level of investment is appropriate in the current capital markets.

          Lodging: One of the attributes that made La Quinta attractive to The Meditrust Companies was the significant capital improvements of approximately $270 million that had occurred at La Quinta during the mid to latter 1990s. The lodging business will continue to benefit from the opening of 57 Inns & Suites hotels during the past 22 years and the opening in 1999 of the 13 Inns & Suites hotels currently under construction. Upon completion of the hotels currently under construction, The Meditrust Companies will own and operate 233 La Quinta Inns and 70 La Quinta Inn & Suites hotels, with a total of approximately 39,000 rooms. The Meditrust Companies do not presently plan to proceed with further development efforts or to enter new segments of the lodging industry until industry market conditions improve, although the past capital improvements will permit The Meditrust Companies to focus on internal efficiencies and growth. Going forward, La Quinta will evaluate development and acquisition investment opportunities as they arise.

     o Reset of Annual Dividend -- The Meditrust Companies announced on November 12, 1998 that they expected their annual dividend in 1999 to be at least $1.84 per Paired Share. The Meditrust Companies noted that the new dividend is sustainable, is comparable to its peer groups' payout ratios and the adjustment will provide, compared to its prior dividend, approximately $90 million in additional cash from operations. On January 14, 1999 the Board of Directors of Meditrust declared a $.46 dividend payable to shareholders of record on January 29, 1999 payable February 16, 1999.

The Corporate Document Proposals

     Background: On November 5, 1997, the predecessor to The Meditrust Corporation acquired The Santa Anita Companies. The Santa Anita Companies enjoyed, at that time, the benefits of a unique organizational structure called a "paired share structure." The shares of the capital stock of the two companies that made up The Santa Anita Companies were "paired." As a result, these shares of capital stock sold and traded together as a single unit called a "paired share." The paired share structure provided certain benefits, at the time of the acquisition of The Santa Anita Companies, as it linked an operating company with a REIT. A REIT may own and lease real estate but it generally may not conduct an operating business on the real property that it owns. By linking a REIT, which can own and lease real property, with an operating company, which can operate a business on the underlying real estate, the owners of the paired shares retained the economic benefits (and, consequently, assumed the related risks) associated with owning and operating the real estate. Consequently, operating profits which normally would accrue to a third party operator instead were earned by a company in which the REIT's shareholders owned stock.

     Meditrust's predecessor, together with other REITs, saw the benefits that this unique structure provided to the REIT's shareholders and acquired The Santa Anita Companies. The acquisition was structured in a way that provided maximum certainty that the paired share structure would be preserved, namely Meditrust's predecessor merged with and into the REIT portion of The Santa Anita Companies, which subsequently changed its name to Meditrust Corporation. As a result, the corporate organizational and governing documents of The Santa Anita Companies, each of which was originally prepared nearly twenty years ago, became the corporate and organizational documents of The Meditrust Companies. These documents, which were amended for name changes and other administrative matters, included the following:

[SIDEBAR_TEXT]
The proposals to retructure The
Meditrust Companies' corporate
documents will enable The Meditrust
Companies to:


o    more efficiently engage in capital raising and formation transactions

o efficiently respond in a timely manner to the challenges presented by the Reform Act and its limitations on the use of the paired share structure

o capitalize on further opportunities to enhance shareholder value through acquisitions that are consistent with The Meditrust Companies' growth strategy, which may have the ancillary benefit of mitigating the tax costs associated with the spin-off
[/SIDEBAR_TEXT]

     o Certificate of Incorporation -- A certificate of incorporation is a corporation's organizational document and typically outlines fundamental information about the corporation such as its name, purpose, amount of authorized capital stock and the number of directors. Each of The Meditrust Companies inherited The Santa Anita Companies' Certificates of Incorporation, subject to name changes and administrative amendments that were made at the time of the acquisition.

     o By-laws -- A corporation's by-laws constitute its governing document and typically set forth rules governing the internal management of the corporation, as well as rules pertaining to shareholders and directors meetings, electing and removing directors, appointing officers and transferring shares of capital stock. Each of The Meditrust Companies inherited The Santa Anita Companies' By-laws, subject to name changes and administrative amendments that were made at the time of the acquisition.

     o Pairing Agreement -- This agreement, originally prepared in 1979, provides for the pairing of The Meditrust Companies' shares of common stock, as well as any securities convertible into common stock. In other words, a share of common stock issued by Meditrust must be accompanied ("paired") by a share of common stock issued by the Operating Company and, once issued, must trade in tandem with the Operating Company common stock.

     At the time of the acquisition of The Santa Anita Companies in November 1997, these organizational and governing documents were viewed as somewhat outdated and inflexible given the developments that had been made in corporate practice as well as tax law related to REITs generally and paired share REITs specifically. However, maintaining the integrity of the paired share platform (including the organizational and governing documents) was important. Meditrust Corporation's predecessor determined that if the platform, as then constituted, worked, it should be put to use rather than making an attempt to revise these inherited, inflexible documents. Accordingly, the platform was immediately put to work by The Meditrust Companies with the announcements on January 3, 1998 and January 11, 1998, respectively, of the acquisitions of La Quinta Inns, Inc., an independent publicly traded corporation that focused on the ownership, operation and development of hotel properties, and Cobblestone Holdings, Inc., an independent company that owned, operated and developed golf course properties. The acquisitions of La Quinta and Cobblestone were consummated by The Meditrust Companies on July 17, 1998 and May 29, 1998, respectively.

     Changes in the Law: On July 22, 1998, the President of the United States signed into law the Internal Revenue Service Restructuring and Reform Act of 1998 (the "Reform Act"). The Reform Act includes provisions which greatly diminished the ability of the various paired share entities to continue to use this previously grandfathered structure as a platform for further growth and value creation. Although both the La Quinta and Cobblestone acquisitions were "grandfathered" (The Meditrust Companies and their shareholders could enjoy the benefits of the paired share structure for these acquisitions), further growth by The Meditrust Companies (including through the La Quinta and Cobblestone business segments) would be substantially limited by the Reform Act. However, although the benefits of continued growth through the use of the paired share structure is now limited, The Meditrust Companies must continue, subject to approval of the proposals, to operate and raise capital pursuant to the existing corporate documents which were largely intended to preserve this paired share structure and impose inflexible rules on The Meditrust Companies' capital raising and formation activities.

[SIDEBAR_TEXT]
The Reform Act will
ultimately force The
Meditrust Companies
to adopt an
alternative structure
in order to maximize
further growth
through acquisitions.
[/SIDEBAR_TEXT]

     The Proposed Changes to the Corporate Documents: The Meditrust Companies' organizational and governing documents were originally drafted nearly twenty years ago and were largely designed to, among other things, preserve the unique paired share structure of The Santa Anita Companies. Since these corporate documents were originally drafted and put in place, a number of changes have occurred that cause these documents to be outdated, but more importantly, inflexible. The Meditrust Companies are now proposing to their shareholders that they approve and adopt new organizational and governing documents that will succeed the documents inherited from The Santa Anita Companies. The proposals will not include any new so-called "anti-takeover" devices. Rather, the proposals will make it easier to raise capital and to respond to the challenges presented by the Reform Act and its limitations on the continued use of the paired share structure. Finally, the proposals may provide The Meditrust Companies with further opportunities to enhance shareholder value.

[SIDEBAR_TEXT]
The proposals to restructure The
Meditrust Companies' corporate
documents will not add any
so-called "anti-takeover" devices.
[/SIDEBAR_TEXT]

     The proposals to restructure The Meditrust Companies corporate documents will, if approved by The Meditrust Companies shareholders, do the following:

     o Amend and Restate The Meditrust Companies' Certificates of Incorporation -- The Meditrust Companies' Restated Certificates of Incorporation, as amended to date, will be amended and restated in their entirety. The existing provisions (which are contained in two separate documents for each Company) will be continued in the Amended and Restated Certificates of Incorporation, though they will be compiled into one document for each of The Meditrust Companies. In addition, a new provision calling for the pairing of each Company's common stock with the common stock of the other Company will be added. However, unlike the existing pairing arrangements contained in the Pairing Agreement and the By-laws of each Company, the pairing requirements contained in the Amended and Restated Certificates of Incorporation will be waiveable and terminable by the Boards of Directors of The Meditrust Companies. The Amended and Restated Certificates of Incorporation will not, however, contain any new so-called "anti-takeover" devices.

     o Termination of the Pairing Agreement -- The Pairing Agreement, as amended to date, will be terminated upon filing of the Amended and Restated Certificates of Incorporation. The pairing of The Meditrust Companies' outstanding common stock will continue though through the

          Amended and Restated Certificates of Incorporation until such time as the Boards of Directors determine to terminate such pairing.


Automatic Termination of Certain Provisions of The Meditrust Companies'
By-laws -- As a result of the termination of the Pairing Agreement, certain provisions in The Meditrust Companies' By-laws providing for the pairing of The Meditrust Companies' common stock will automatically terminate. These provisions, which were originally designed to preserve The Santa Anita Companies' status as a paired share REIT, will be supplanted by the pairing provisions contained within the Amended and Restated Certificates of Incorporation. The Amended and Restated Certificates of Incorporation will, upon approval and filing thereof with the Delaware Secretary of State, contain the necessary provisions to preserve The Meditrust Companies' status as a paired share REIT until such time as the Boards of Directors determine to terminate such paired share status, as well as the provisions that are necessary to preserve Meditrust's status as a REIT.

     The Effect of the Proposed Changes to The Meditrust Companies' Corporate
Documents: The changes of The Meditrust Companies' corporate documents are designed principally to enable The Meditrust Companies to engage in more flexible capital raising and formation transactions that are not presently permitted under The Meditrust Companies' existing organizational and governing documents. Such flexibility may allow The Meditrust Companies to raise additional capital through investments from institutional investors that may exceed the 9.25% Ownership Limit in the respective Restated Certificates of Incorporation. Adoption of the proposals will also allow The Meditrust Companies to raise additional capital by allowing certain shareholders affiliated with Thomas M. Taylor & Co. and other entities and individuals associated with certain members of the Bass family (the "Bass Group"), including Thomas M. Taylor, the Interim Chairman of the Boards of Directors of The Meditrust Companies, to increase their holdings in Meditrust up to an aggregate of 13%. Notwithstanding the foregoing, no assurance can be made that any such investments will be made. In addition, the revised organizational and governing documents will permit The Meditrust Companies to respond in a timely manner to the challenges presented by the Reform Act and its limitations on the use of the paired share structure. Finally, a further benefit may be that The Meditrust Companies will be able to enter into transactions designed to enhance shareholder value including engaging in an acquisition that may have the ancillary effect of mitigating the tax costs associated with the spin-off.

     o Capital Raising and Formation Transactions -- The changes to The Meditrust Companies' corporate documents will enable The Meditrust Companies to issue unpaired securities, including securities that are convertible into common stock, and to facilitate capital raising and formation transactions. The Meditrust Companies will be able to structure offerings of their securities that will more appropriately match one of The Meditrust Companies' needs with the investment criteria and goals of various segments of the investment community. The ability to structure offerings that match with the criteria and goals of potential investors should have the benefit of achieving more efficient and cost-effective capital raising.

     o Efficient and Timely Response to the Reform Act -- The changes to The Meditrust Companies' corporate documents will permit The Meditrust Companies to efficiently respond in a timely manner to the challenges presented by the Reform Act. The Reform Act diminishes the ability of The Meditrust Companies to continue to use the paired share structure as a platform for further growth and future value creation. However, The Meditrust Companies' present corporate documents will not permit The Meditrust Companies from engaging in certain transactions that may be appropriate responses to the limitations imposed by the Reform Act. For example, one response to the limitations imposed by the Reform Act may be the destapling of The Meditrust

          Companies whereby more than fifty percent of one of The Meditrust Companies' outstanding equity securities are issued unpaired. This response is not currently permitted under The Meditrust Companies' current corporate documents. However, the proposed changes to the corporate documents will enable The Meditrust Companies to restructure in response to the Reform Act in future efforts to further growth and enhance shareholder value.

Enhance Shareholder Value Through Transactions that are Consistent with The Meditrust Companies' Focused Strategy -- The changes in The Meditrust Companies' corporate documents will permit The Meditrust Companies, when, as and if appropriate, to engage in transactions that will enhance shareholder value. For example, under the proposed corporate documents, Meditrust could acquire a company that fits within its growth strategy on a fully tax-free basis. An ancillary benefit of this type of transaction could be that The Meditrust Companies may be able to mitigate the tax costs associated with the spin-off.

Conclusion

     The Meditrust Companies are asking their shareholders to consider changes to The Meditrust Companies' organizational and governing documents that are designed to enable The Meditrust Companies to engage in cost-effective capital raising and formation transactions and to respond to the challenges presented by the Reform Act. The Meditrust Companies believe that because of the changes in the capital markets generally, and in the real estate industry specifically, the most cost-effective and desirable way to raise capital in the future will be to match one or both of The Meditrust Companies' needs with the goals and criteria of potential investors. In addition, The Meditrust Companies believe that in order to efficiently respond in a timely manner to the challenges presented by the Reform Act, they will need to be governed by corporate documents that will permit them to implement a structure that will ultimately enhance shareholder value. The Meditrust Companies believe that their current corporate documents restrict both of these types of efforts to further The Meditrust Companies' long-term goals and enhance shareholder value. Accordingly, they have proposed the changes to the corporate documents that are to be considered at each of their Special Meetings of Shareholders to be held __________ , __________ __ , 1999. The Meditrust Companies urge you to read the accompanying Joint Proxy Statement in its entirety as you consider these proposals. Once you have done so, we ask you to sign and return the enclosed proxy cards as soon as possible.

How to Vote


       The Meditrust Companies' Boards of Directors unanimously recommend that you vote "FOR" each of these proposals by signing, dating and promptly returning the enclosed proxy cards in the enclosed postage-paid envelope.


The vote of each shareholder is important. You are urged to mark, date and sign the accompanying proxy cards and return it in the enclosed postage-paid envelope as soon as possible.

     You may vote either "FOR" the proposals, "AGAINST" the proposals, or "ABSTAIN" from voting on the proposals.

     If you sign and return the proxy cards without clearly indicating an "AGAINST" vote or without clearly indicating that you "ABSTAIN" from voting, you will be deemed to have voted "FOR" the approval and adoption of the amendment and restatement of the Certificates of Incorporation and "FOR" the termination of the Pairing Agreement.

     If you indicate you wish to "ABSTAIN" from voting with respect to the approval and adoption of the amendment and restatement of the Certificates of Incorporation, you will be deemed to have voted "AGAINST" the approval and adoption of the amendment and restatement of the Certificates of Incorporation.

     If you indicate you wish to "ABSTAIN" from voting with respect to the termination of the Pairing Agreement, you will be deemed to have voted "AGAINST" the termination of the Pairing Agreement.

     The failure to return properly executed proxy cards will be the same as voting "AGAINST" the approval and adoption of the amendment and restatement of the Certificates of Incorporation and "AGAINST" the termination of the Pairing Agreement unless you vote in person at the Special Meetings of Shareholders.

     Additional detailed information about the proposals are set forth in the accompanying Joint Proxy Statement, which you are urged to read carefully. If you have any questions or need assistance in completing your proxy cards, please call D.F. King & Co., Inc., our proxy solicitor, toll free at 1-800-____-____.

YOUR VOTE IS IMPORTANT. PLEASE ACT PROMPTLY.

                                   IMPORTANT

    If your shares are held for you by a broker or bank, only your broker and bank can vote your shares, but only after receiving specific voting instructions from you. Accordingly, please sign and return the accompanying voting instruction form in the enclosed return envelope as soon as possible.